September 19, 2014

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7561

Attention:                         Justin Dobbie

J. Nolan McWilliams

Heather Clark

Linda Cvrkel

Re:                       Israel Chemicals Ltd.
Registration Statement Filed on Form F-1
File No. 333-198711

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request acceleration of the effective date of the Israel Chemicals Ltd. Registration Statement on Form F-1 (File No. 333-198711) to 3:00 p.m. Eastern Time on September 23, 2014, or as soon thereafter as practicable.

We hereby acknowledge that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to such filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Israel Chemicals Ltd. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  Israel Chemicals Ltd. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Michael Kaplan, Esq. of Davis Polk & Wardwell LLP, counsel to Israel Chemicals Ltd., at (212) 450-4111 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Very truly yours,

ISRAEL CHEMICALS LTD.

By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice President, Chief Financial Officer & Strategy

ISRAEL CHEMICALS LTD.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary